United States
Securities and Exchange Commission
Washington, D.C. 20549

Schedule 13D
Under the Securities Exchange Act of 1934

(Amendment No. 2 )*

OMB Number 3235-0145

RELIABILITY INC
(Name of Issuer)

Common Shares
(Title of Class of Securities)

759903107
(CUSIP Number)

Jay Gottlieb 27 Misty Brook Lane New Fairfield, CT 06812 914-275-6290
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 19, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The Reporting Person became a controlling person of the Issuer on or about April 19, 2009, the Issuer having filed a Schedule 14F April 9, 2009. The Reporting Person failed to file the associated Form 4 through administrative oversight of the Issuer's counsel. This Form 3 is being filed to bring current through today's date Reporting Person's responsibilities pursuant to Section 16 and 13(d) under the Securities Exchange Act of 1934.

CUSIP NO.

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) JAY GOTTLIEB
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION US
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,886,588 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,886,588 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,886,588 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 32.55%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1. Security and Issuer

Common Shares
Reliability Inc.
410 Park Avenue- 15th Fl.
New York, New York 91362

Item 2. Identity and Background

a.	Name

Jay Gottlieb

b.	Residence or Business Address

27 Misty Brook Lane
New Fairfield, CT 06812

c.	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Private Investor

d.	Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

No

e.	Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

None

f.	Citizenship

USA

Item 3. Source and Amount of Funds or Other Consideration

Personal savings, approximately $ 17,000

Item 4. Purpose of Transaction

a.	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

Investment but also serve as Director as well as President, Secretary, and Treasurer of the Issuer and may be deemed an affiliate of the Issuer.

b	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

Became Director of the Board and President, Secretary and Treasurer on or about April 19, 2009.

c.	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

N/A

d.	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

Became Director of the Board and President, Secretary and Treasurer on or about April 19, 2009.

e.	Any material change in the present capitalization or dividend policy of the issuer;

N/A

f.	Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

N/A

g.	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

N/A

h.	Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

None

i.	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

None

j.	Any action similar to any of those enumerated above.

N/A

Item 5. Interest in Secuirities of the Issuer

a.
State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act;

4,886,588 shares (32.55%)

b.
For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

4,886,588 shares (32.55%)

c.
Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (§240.13d-191), whichever is less, by the persons named in response to paragraph (a).

On January 17, 2012, Issuer sold certain of its shares to the Issuer's two Directors, including the Reporting Person, at the preceding day's closing price of $0.016.  The Reporting Person (i) paid $12,000 cash and (ii) converted the Reporting Person's $5,000 December 2, 2011 interest free loan into shares at the same then current price, being issued respectively 750,000 and 312,500 shares (an aggregate of 1,062,500). All of the shares of Reliability common stock were issued pursuant to Section 4(2) of the Securities Act of 1933, as amended, and pursuant to Rule 506 of the Securities and Exchange Commission to accredited investors, as defined under Rule 501.

d.
If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

N/A

e.	If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities. N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

 None

Item 7. Material to Be Filed as Exhibits

 None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 5, 2012
Date

Individual Investor
/s/ Jay Gottlieb
Signature

Jay Gottlieb
Individual Investor
Name / Title

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)